18005794

SEC Mail Processing Section

FEB 28 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.	12.00

SEC FILE NUMBER
8- 28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Finance 500, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

584 Wald
(No. and Street)

Irvine	**California**	**92618**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan L. Bennett — **(949) 253-4000** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bryan L. Bennett**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Finance 500, Inc.**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Bryan Bennett
Signature

PRESIDENT & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(SEE ATTACHED)

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF ORANGE }

On 02/26/2018 before me, KENNETH C. EHRNMAN Notary Public,

Date (here insert name and title of the officer)

personally appeared BRYAN BENNETT

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KENNETH C. EHRNMAN
COMM...2202478
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. June 24, 2021

Signature: ______________________(Seal)

OPTIONAL

Description of Attached Document

Title or Type of Document: Annual Audited Report Number of Pages: ______

Document Date: ______________ Other: ______________

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Finance 500, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Finance 500, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Finance 500, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Finance 500, Inc.'s auditor since 2015.

Walnut Creek, California

February 27, 2018

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	70,725
Cash at clearing organization		2,698,169
Marketable securities		23,958,537
Accounts receivable		421,319
Deposits with clearing organizations		250,000
Prepaid expenses		26,789
Property and equipment, net of $34,124 accumulated depreciation		106,493
Total Assets	$	27,532,032

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	387,946
Commissions payable		132,845
Payable to clearing organization		23,958,537
Payable to employee		16,800
Note payable		75,429
Accrued interest		31,250
Total Liabilities		24,602,807
Subordinated Note		1,250,000
Stockholder's Equity		
Common stock, no par value per share; authorized 1,900 shares; issued and outstanding 1,000 shares		2,315,000
Accumulated deficit		(635,775)
Total Stockholder's Equity		1,679,225
Total Liabilities and Stockholder's Equity	$	27,532,032

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue		
Underwriting income	$	5,185,000
Commission income		1,063,412
Interest income		374,804
12b-1 fees		8,702
Other income		52,606
Total Revenue		6,684,524
Operating Expenses		
Commissions		1,708,845
Clearing fees and other trading charges		1,610,958
Compensation		1,198,398
Interest expense		536,910
Professional fees		390,778
Management fee		315,000
Rent		162,586
Business development		71,346
Regulatory fees		58,322
Communication and data		39,587
Depreciation		20,849
Other operating expenses		234,698
Total Operating Expenses		6,348,277
Income before tax provision		336,247
Tax provision		800
Net Income	$	335,447

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Accumulated Deficit	Total
Stockholder's Equity at January 1, 2017	$ 2,315,000	$ (971,222)	$ 1,343,778
Net income		335,447	335,447
Stockholder's Equity at December 31, 2017	$ 2,315,000	$ (635,775)	$ 1,679,225

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities		
Net income	$	335,447
Adjustments to reconcile net income		
to net cash used in operating activities:		
Loss on disposal of property and equipment		13,084
Depreciation		20,849
(Increase) decrease in:		
Marketable securities		(10,998,832)
Accounts receivable		(421,319)
Deposits with clearing organizations		14,061
Prepaid expenses		90,135
Increase (decrease) in:		
Accounts payable and accrued liabilities		(369,229)
Commissions payable		76,252
Payable to clearing organization		10,998,832
Payable to employee		16,800
Accrued interest		31,250
Net Cash Used In Operating Activities		(192,670)
Cash Flows From Investing Activities		
Purchase of property and equipment		(1,829)
Net Cash Used In Investment Activities		(1,829)
Cash Flows from Financing Activities		
Payments on note payable		(18,701)
Proceeds from subordinated note		500,000
Net Cash Provided by Financing Activities		481,299
Net Increase in Cash and Cash Equivalents		286,800
Cash and cash equivalents at beginning of year		2,482,094
Cash and Cash Equivalents at End of Year	$	2,768,894
Supplemental Cash Disclosures		
Taxes paid	$	800
Interest paid	$	511,910

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

Subordinated liabilities at January 1, 2017	$	750,000
Issuance of subordinated note		500,000
Subordinated liabilities at December 31, 2017	$	1,250,000

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. Organization

Finance 500 Inc. (the Company) is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is a wholly owned subsidiary of RMB Group, LLC. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's primary business consists of underwriting and sales of certificates of deposit. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are stated at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five to seven years.

2. Significant Accounting Policies *(continued)*

Marketable Securities

Marketable securities consist of certificates of deposit. The certificates of deposit are purchased on margin with the clearing organization and the related liability is included in the payable to clearing organization.

Revenue Recognition

Brokerage commissions and related clearing and floor brokerage expenses are reported on a trade date basis. 12b-1 fees are reported when payment is received.

Underwriting income is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue is reasonably determinable.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes.

3. Recently Issued Accounting Pronouncements

ASU 2014-09 *Revenue from Contracts with Customers*

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard and, all subsequent amendments on our financial statements, and have not elected a transition method.

3. Recently Issued Accounting Pronouncements *(continued)*

ASU 2016-02 *Leases*
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

ASU-2016-13 *Financial Instruments - Credit Losses*
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

4. Deposits with Clearing Organizations

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $250,000 in cash deposits.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

6. Risk Concentration

The Company's cash consists of cash held at financial institutions where they each may exceed government insurance limits during the year. At December 31, 2017, the Company's cash balance was fully insured.

7. Employee Benefit Plan

The Company has a qualified 401(k) profit sharing plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company contributes two percent of employee contributions to the plan. The Company contributed $820 to the plan for the year ending December 31, 2017. This expense is included in compensation on the Statement of Income.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Securities consist of certificates of deposit. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

8. Fair Value Measurements *(continued)*

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Certificates of deposit	$23,958,537	-	-	$23,958,537
Liabilities at fair value:				
Payable to Clearing Organization	$23,958,537	-	-	$23,958,537

Certificates of deposit are based on quoted market prices in active markets for identical assets and liabilities.

9. Payable to Clearing Organization

The Company has a lending agreement with RBC where the Company can purchase certificates of deposit on margin. Under this agreement, the Company is required to maintain a minimum 10% margin of cash and certificates of deposit. As of December 31, 2017, the Company's margin loan from RBC was $23,958,537. The Company incurs interest at the broker call rate plus .5%. During 2017, the Company incurred interest expense of $427,303 on such transactions.

10. Note Payable

On April 11, 2016, the Company entered into a sixty month equipment loan agreement that is secured by property and equipment. The unpaid principal on this note bears interest at a rate of 10.5% per annum. For the year ended December 2017, $18,701 of the note principal of $106,968 was paid. During the year ended December 31, 2017, $8,858 of interest was expensed in relation to the note. As of December 31, 2017, the remaining unpaid balance of the note was $75,429. The future minimum payments under this note are as follows:

Year	Amount
2018	$ 22,237
2019	23,057
2020	25,601
2021	4,534
Total	$ 75,429

11. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $1,069,964, which exceeded the requirement by $969,964. At December 31, 2017, the Company's debt equity ratio computed in accordance with Rule 15c3-1(d) was 42.67%.

12. Related Party Transactions

Referral Fees

CB Resource ("CB") is a company under common control. During 2017, the Company received referral fee payments of $36,832 from CB.

Management Services Agreement

As of August 1, 2016, the Company entered into a management services agreement with its sole stockholder, RMB Group, LLC ("RMB"). For a fee of $25,000 per month, the Company received management services from RMB. Beginning on October 1, 2017, the Company entered into a new management services agreement with RMB where Company paid a $30,000 monthly management service fee. For the year ended December 31, 2017, the Company paid RMB $315,000 for management services which is included in management fee on the Statement of Income. At December 31, 2017, no amount is due to RMB in relation to this agreement.

Office Lease

On April 1, 2016, the Company entered into a sixty month lease agreement with an entity under common ownership for its office space in Irvine, California that expires on March 31, 2021. The future minimum lease payments under this lease are as follows:

Year	Amount
2018	$ 145,500
2019	151,500
2020	157,500
2021	39,750
Total	$ 494,250

Subordinated Notes

The Company has a $750,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on June 28, 2016. The note bears interest of 10% and the interest is payable on July 1, 2020, the scheduled maturity date of the note. On June 12, 2017, FINRA approved the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2017, the Company incurred $75,000 of interest expense on this loan. As of December 31, 2017, $31,250 of interest was accrued on the loan.

The Company has a $500,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on October 25, 2017. The note bears interest of 10% and the interest is payable on November 1, 2020, the scheduled maturity date of the note. Since inception, FINRA has approved of the payment of interest on this subordinated loan on a monthly basis. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2017, $9,167 of interest was paid on this loan. As of December 31, 2017, no interest was accrued on the loan.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

13. Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 140,617
Accumulated depreciation	(34,124)
Total	$ 106,493

14. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2014 and 2013, respectively.

Income tax expense shown in the accompanying statement of operations consists of the following:

	Federal	State	Total
Current	$ 122,475	$ 32,644	$ 155,119
Deferred	(122,475)	(31,844)	(154,319)
Total	$ -	$ 800	$ 800

For the year ending December 31, 2017, federal net operating loss carryforwards were $696,840 and California net operating loss carryforwards were $632,711. Net operating loss carryforwards expire at various times beginning in 2032 through 2036. Utilization of the federal and state net operating loss carryforwards of $244,673 and $232,553, respectively, may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Any annual limitations may result in the expiration of net operating losses before utilization. These net operating loss carryforwards are limited to $62,640 per year for each federal and state.

Deferred tax assets and liabilities of the Company are primarily the result of these net operating loss carryforwards that may be used to offset future taxable income. As of December 31, 2017, a valuation allowance of $202,268 has been established for those deferred tax assets that will more likely than not be unrealized. This is a $35,292 decrease in the valuation allowance from the prior year. The deferred tax asset and valuation allowance increased by $41,810 due to a change in the corporate federal tax rate. The Company's net deferred tax assets as of December 31, 2017, are as follows:

	Federal	State	Total
Net operating loss carryforwards	$ 146,336	$ 55,932	$ 202,268
Valuation allowance	(146,336)	(55,932)	(202,268)
Net deferred taxes	$ -	$ -	$ -

15. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from any additional claims, disputes, or examinations, will not have material effect on the Company's financial position or results of operations.

16. Subsequent Events

The Company has evaluated subsequent events through February 27, 2018, the date which the financial statements were issued.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

FINANCE 500, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Net capital		
Total stockholder's equity		$ 1,679,225
Add: Subordinated borrowing		1,250,000
Total equity and allowable subordinated liabilities		2,929,225
Less: Non-allowable assets		
Prepaid expenses	26,789	
Property and equipment, net	106,493	133,282
Less: Other deductions		
Marketability charges		991,828
Net capital before haircuts		1,804,115
Less: Haircuts on positions		734,151
Net capital		$ 1,069,964
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $644,270 or $100,000, whichever is greater		100,000
Excess Net Capital		$ 969,964

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2017

Net capital, as reported in Company's	
Part II of Form X-17-A-5 as of December 31, 2017	$ 1,076,210
Decrease in stockholder's equity	(40,179)
Decrease in non-allowable assets	33,933
Net Capital Per Above Computation	$ 1,069,964

FINANCE 500, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD ENDED DECEMBER 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD ENDED DECEMBER 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Finance 500, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Report, in which (1) Finance 500, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California
February 27, 2018

Finance500
INVESTMENT & BROKERAGE SERVICES

534 Wald, Irvine, CA 92618
t 800.477.6266
f 949.851.5188

SEA 15c3-3 EXEMPTION REPORT

I, Bryan L. Bennett, President of Finance 500, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Bryan L. Bennett, President
February 26, 2018

[redacted]

FINANCE 500, INC.

ANNUAL AUDIT REPORT

DECEMBER 31, 2017

FINANCE 500, INC.
TABLE OF CONTENTS